Exhibit 99.1:

RNS Number : 2606T

Unilever PLC

02 July 2018

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5.6.1.

 Unilever PLC's issued share capital as at 29 June 2018 consisted of 1,310,156,361 ordinary shares of 3 1/9p each, of which 101,757,428 were held as treasury shares; leaving a balance of 1,208,398,933 shares with voting rights.

 The figure of 1,208,398,933 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the FCA's Disclosure Guidance and Transparency Rules.

 2 July 2018

 Contact:  Timeyin Bob-Egbe (+44 20 7822 5928)

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END

TVRUUSRRWBABRAR

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2014 London Stock Exchange plc. All rights reserved

Total Voting Rights - RNS